EXHIBIT 99.8

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the use in this annual report on Form 40-F of Harvest Energy Trust for the year ended December 31, 2006 of our report, entitled "Evaluation of Select P&NG Reserves of Harvest Energy Trust (As of December 31, 2006)", dated March 19, 2007, evaluating the oil, natural gas and natural gas liquid reserves attributable to properties owned by Harvest Energy Trust.

Sproule Associates Ltd.

Calgary, Alberta

Date: March 27, 2007

Yours truly,
"signed R. Keith MacLeod"
______________________
R. Keith MacLeod, P.Eng.
Executive Vice-President